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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 000-22628

ARCADIS N.V.
(Translation of registrant's name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Infrastructure, environment, buildings	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem Tel 026 3778 292 Fax 026 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS STRENGTHENS BELGIAN MARKET POSITION

ARNHEM, THE NETHERLANDS—May 12, 2005—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy, engineering and project management company, announced today that it has acquired 100% of the shares of the Belgian SWK group. SWK is a consulting engineering firm active in infrastructure with offices in Ghent, Antwerp and Oostende. The company has annual gross revenues of € 5.9 million and 50 employees. Further financial details were not disclosed.

With the SWK acquisition, ARCADIS strengthens its Belgian activities, as SWK offers specialist knowledge in traffic, mobility, harbours and aquatic engineering. The acquisition also serves to reinforce ARCADIS' regional presence around Ghent and Oostende.

By joining ARCADIS, SWK is able to broaden its service offering and knowledge base. In addition, the multidisciplinary approach and exchange of international expertise within ARCADIS will serve to improve the quality of its services. With this acquisition, ARCADIS now has 535 employees in Belgium with total gross revenues of € 48 million in that market.

"ARCADIS has built an excellent reputation and performance in Belgium in recent years," said ARCADIS CEO Harrie Noy. "With this acquisition, ARCADIS strengthens its position as one of the top 3 of engineering companies in the Belgian market, with considerable potential for further growth. The know-how brought in by SWK is a valuable addition in that respect."

ARCADIS is an international company that provides project management, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure—Environment—Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With 10,000 employees and € 900 million in gross revenue. Present multi-nationally with a close-knit local network. Expertise and experience of international significance. Focused on providing added value to clients. Responsible and involved. Thinking and acting. Result counts.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl
Visit us on the internet: www.arcadis-global.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.
Date: May 13, 2005	By:	/s/ C. MICHIEL JASKI C. Michiel Jaski Executive Board Member

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SIGNATURES